

January 13, 2014

Via E-mail
Mr. Kenneth R. Allen
Chief Financial Officer
Texas Industries Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, TX 75247-6913

>   **Re: Texas Industries Inc.**
>   **Form 10-K for Fiscal Year Ended May 31, 2013**
>   **Filed July 22, 2013**
>   **Response Letter Dated December 18, 2013**
>   **File No. 1-4887**

Dear Mr. Allen:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Financial Statements

Note 8 – Retirement Plans, page 50

1.   We note your response to our prior comment number three in your letter dated December 18, 2013. Please enhance your disclosure in future filings by quantifying the amounts of net periodic pension costs and related post retirement plan costs allocated to cost of products sold and SG&A. In addition, please explain to us why your response does not

indicate that any amounts of pension and post retirement costs are reflected in inventory. Please provide your proposed disclosure revisions as part of your response.

You may contact Kevin Stertzel, at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief